UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TENET HEALTHCARE CORPORATION
 (Name of Issuer)

Common Stock, $0.05 par value per share
 (Title of Class of Securities)

88033G407
 (CUSIP Number)

December 31, 2012
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 8

CUSIP No. 88033G407	Page 2 of 10 Pages

1.	Names of Reporting Persons. GLENVIEW CAPITAL MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	13,839,339
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	13,839,339

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,839,339
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.00%
12.	Type of Reporting Person: OO

CUSIP No. 88033G407	Page 3 of 10 Pages

1.	Names of Reporting Persons. LAWRENCE M. ROBBINS
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	13,839,339
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	13,839,339

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,839,339
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.00%
12.	Type of Reporting Person: IN, HC

CUSIP No. 88033G407	Page 4 of 10 Pages

Item 1(a).	Name of Issuer:

Tenet Healthcare Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1445 Ross Avenue, Suite 1400, Dallas, TX 75202

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Glenview Capital Management, LLC (“Glenview Capital Management”);

ii) Lawrence M. Robbins (“Mr. Robbins”).

This Statement relates to Shares (as defined herein) held for the account of each of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”), Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund”) and GCM Opportunity Fund, L.P., a Delaware limited partnership (“GCM Opportunity Fund”). The Reporting Persons note that while the information contained in this Schedule 13G Annual Amendment is as of December 31, 2012, effective January 1, 2013, GCM Opportunity Fund merged with and into Glenview Capital Opportunity Fund, and as a result the shares held by GCM Opportunity Fund were merged with and into Glenview Capital Opportunity Fund.

As of December 31, 2012, Glenview Capital Management served as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, Glenview Offshore Opportunity Master Fund, Glenview Capital Opportunity Fund and GCM Opportunity Fund. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).	Citizenship:

i)  Glenview Capital Management is a Delaware limited liability company;

ii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.05 par value per share (the “Shares”)

CUSIP No. 88033G407	Page 5 of 10 Pages

Item 2(e).	CUSIP Number:

88033G407

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2012, each of Glenview Capital Management and Mr. Robbins may be deemed the beneficial owner of 13,839,339 Shares. This amount consists of: (A) 382,042 Shares held for the account of Glenview Capital Partners; (B) 5,439,437 Shares held for the account of Glenview Capital Master Fund; (C) 2,541,146 Shares held for the account of Glenview Institutional Partners; (D) 3,434,912 Shares held for the account of Glenview Offshore Opportunity Master Fund; (E) 1,061,237 Shares held for the account of Glenview Capital Opportunity Fund; and (F) 980,565 Shares held for the account of GCM Opportunity Fund.

Item 4(b)	Percent of Class:

As of December 31, 2012, each of the Reporting Persons may be deemed the beneficial owner of approximately 13.00% of Shares outstanding.  (There were 106,475,474 Shares outstanding as of October 31, 2012, according to the Issuer’s quarterly report on Form 10-Q, filed November 7, 2012.)

Item 4(c)	Number of Shares as to which such person has:

Glenview Capital Management and Mr. Robbins:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	13,839,339

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	13,839,339

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of Glenview Capital Master Fund relates to more than 5 percent of the class of Shares.

CUSIP No. 88033G407	Page 6 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 88033G407	Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, Chief Operating Officer
General Counsel of Glenview Capital
Management, LLC

LAWRENCE M. ROBBINS

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence
M. Robbins

February 14, 2013

CUSIP No. 88033G407	Page 8 of 10 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

B	Power of Attorney	10

CUSIP No. 88033G407	Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Tenet Healthcare Corporation dated as of February 14, 2013 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, Chief Operating Officer and General Counsel of Glenview Capital Management, LLC

LAWRENCE M. ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

February 14, 2013

CUSIP No. 88033G407	Page 10 of 10 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Lawrence M. Robbins, hereby make, constitute and appoint Mark J. Horowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer or in other capacities of Glenview Capital Management, LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Glenview Capital Management, LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 10th day of February, 2009.

/s/ Lawrence M. Robbins

Lawrence M. Robbins